UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) of THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the fiscal year ended December 31, 2005

OR

☐	TRANSITION REPORT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from              to

Commission File No. 2-83256

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

RELIABILITY INCORPORATED

EMPLOYEE STOCK SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

RELIABILITY INCORPORATED

16400 Park Row

Houston, Texas 77084

P. O. Box 218370

Houston, Texas 77218-8370

RELIABILITY INCORPORATED

EMPLOYEE STOCK SAVINGS PLAN

December 31, 2005

RELIABILITY INCORPORATED

EMPLOYEE STOCK SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31, Unaudited
	2005	2004
Plan assets:
Investments, at fair value (Note G)	$2,097,165	$2,690,006

Total assets	$2,097,165	$2,690,006

Net plan liabilities:
Cash overdraft	—	4,216

Net assets available for benefits	$2,097,165	$2,685,790

See accompanying notes.

RELIABILITY INCORPORATED

EMPLOYEE STOCK SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year ended December 31, 2005

(Unaudited)
Investment income (loss):
Interest and dividends	$65,234
Net appreciation in fair value of investments	(134,391)

Total investment gain	(69,157)

Contributions:
Employee	72,429
Employer	37,170

Total contributions	109,599

Deductions:
Withdrawals and terminations	(628,829)
Administrative fees	(214)

Total deductions	(629,043)
Decrease in net assets available for benefits	(588,601)
Net assets available for benefits at beginning of year	2,685,790

Net assets available for benefits at end of year	$2,097,165

See accompanying notes.

RELIABILITY INCORPORATED

EMPLOYEE STOCK SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2005

NOTE A - EXAMINATION OF FINANCIAL STATEMENTS

The rules for Form 11–K require financial statements to be examined “to the extent required by ERISA”. ERISA does not require plans that have less than 100 participants as of the beginning of the plan year to have the financial statements examined. Whereas the plan had less than 100 participants as of January 1, 2004, 2005 and 2006, the financial information has not been examined by an independent registered public accountant.

NOTE B - PARTICIPATION AND CONTRIBUTIONS

In July 1983, Reliability Incorporated (the “Company” or “Employer”) adopted an Employee Stock Savings Plan (the “Plan”). The following description of the Plan provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan’s provisions. The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan is administered by an Administrative Committee (the “Committee”) appointed by the Board of Directors of the Company. All assets of the Plan, except for the Loan Fund, are held under discretionary trust agreements.

Any United States employee of the Employer who has completed six months of service including at least 900 hours of service or one year of service including at least 1,000 hours of service becomes a member (“Member”) of the Plan on the first day of the next month following the date on which the employee becomes eligible and may elect to make contributions to the Plan.

Under the Plan, a Member may contribute, through payroll deductions, up to 100 percent of his compensation (“Employee Contribution”), as defined in the Plan Agreement. Members may increase or decrease contribution percentages each pay period. Members may elect to invest their contributions in various mutual funds, a common collective trust fund or in The Reliability Incorporated Common Stock Fund (“Common Stock”).

The Employer matches the Employee Contribution by an amount (“Employer Contribution”) equal to 50 percent of the Employee Contribution up to a maximum of 2% of the Member’s compensation. Also, the Employer annually contributes, for employed Members, a supplemental amount (“Employer Voluntary Contribution”) equal to 1% of each Member’s compensation for the period during which he was a Member. An additional discretionary contribution (“Discretionary Contribution”) may be made. The amount of the Discretionary Contribution, if any, will be determined annually by the Board of Directors and will be contributed as a percent of each Member’s compensation. The Employer did not make a Discretionary Contribution for 2005.

A Member receives a vested interest in the balances in the Employer Contribution, Employer Voluntary Contribution and Discretionary Contribution accounts plus allocated earnings and realized and unrealized gains and losses thereon (“Employer Account”) based upon years of service (as defined in the Plan) as follows:

RELIABILITY INCORPORATED

EMPLOYEE STOCK SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS - (Continued)

December 31, 2005

NOTE B - PARTICIPATION AND CONTRIBUTIONS – Continued

Years of service	Vested interest in Employer Account
Less than 2	0%
2	20
3	40
4	60
5	80
6 or more	100

A Member always has a 100 percent vested interest in the balance in his Employee Contributions plus allocated earnings and realized and unrealized gains and losses thereon (his “Employee Account”). Upon death or total and permanent disability, a Member is automatically 100% vested in his Employer Account. All Members become fully vested in all their accounts if the Company terminates the Plan and account balances will be distributed as prescribed by ERISA.

NOTE C - SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements have been prepared using the accrual basis of accounting. Benefits are recorded when paid.

Investment Valuation

Investments in Common Stock and mutual funds are stated at their fair value based on quoted market prices. The investment in the Stable Value Fund is based on the Fund’s net asset value, as determined by the issuer based on the fair value of the underlying investments and the investment in the Money Market Fund is stated at cost, which approximates fair value.

Amounts contributed by the Company are invested solely in The Reliability Incorporated Common Stock Fund. Members may begin diversifying out of the Employer contributed portion of the Reliability Incorporated Common Stock Fund beginning at age 55 if they have completed ten years of service. Common Stock may be purchased by Smith Barney Corporate Trust Company (“Trustee”) directly from the Company or in the open market. The Trustee has not purchased any stock directly from the Company since 1998. The purchase price per share for stock purchased from the Company is the closing price on the day prior to the purchase by the Trustee. Gains and losses realized on the sale of Reliability Incorporated Common Stock are recorded on an average cost basis.

RELIABILITY INCORPORATED

EMPLOYEE STOCK SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS - (Continued)

December 31, 2005

Administrative Expenses

Certain administrative expenses are paid by the Company.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for investments in various investment securities, which in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect the amounts reported in the statements of net assets available for benefits and participant account balances.

NOTE D - WITHDRAWALS AND TERMINATIONS

A Member may elect to withdraw all or a portion of his after-tax Employee Contributions at any time. Certain restrictions apply to withdrawals of pre-tax Employee Contributions. A Member making a withdrawal from pre-tax Employee Contributions is not permitted to make future pre-tax Employee Contributions prior to the first day of the month following the expiration of six months from the date of such withdrawal.

Upon a Member’s termination of employment, the Member will generally receive a benefit in the form of a lump sum distribution.

The non-vested portions of the Employer Accounts of a Member whose employment is terminated prior to the attainment of six years of service or who retires prior to Normal Retirement Age (as defined in the Plan), are forfeited and allocated among the other Members in the ratio that each such Member’s defined compensation for the Plan Year, or that portion of the Plan Year during which he was a Member of the Plan, bears to the total defined compensation for all Members for the Plan Year. Forfeitures do not reduce the Employer’s Contribution or the Employer’s Voluntary Contributions.

NOTE E - MEMBER LOANS

A Member may borrow up to the lesser of 1) $50,000 or 2) 50 percent of his non-forfeitable accrued benefit. The minimum loan amount is $1,000 and the maximum loan term is five years for general loans and 15 years for home loans. Loan payments are made through payroll deductions. Loans are stated at cost which approximates fair value.

RELIABILITY INCORPORATED

EMPLOYEE STOCK SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS - (Continued)

December 31, 2005

NOTE F - FEDERAL INCOME TAX AND ERISA

The Plan received a determination letter from the Internal Revenue Service dated September 7, 2001, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. The Plan has subsequently been amended for certain tax legislation enacted since the date of the determination letter. The Plan is required to operate in conformity with the Code to maintain its qualification. The Plan’s Administrative Committee believes the Plan, as amended, is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan and the related trust are tax exempt.

NOTE G - INVESTMENTS

The following table presents details related to individual investments representing 5% or more of the Plan’s net assets.

	December 31, (Unaudited)
	2005	2004
Large Capitalization Value Equity Investments Fund	$505,348	$573,770
Large Capitalization Growth Investments Fund	503,473	540,595
Stable Value Fund	475,331	612,546
Small Capitalization Growth Investments Fund	321,258	346,848
International Equity Investments Fund	171,810	215,353
Reliability Incorporated Common Stock*	106,536	326,098
Small Capitalization Value Investments Fund	11,009	18,955

*	Indicates both non-member directed and member directed

During 2005, the Plan’s investments, including gains and losses in investments bought and sold, as well as held during the year, appreciated in value as follows:

(Unaudited)
Reliability Incorporated Common Stock	$(241,649)
Mutual funds	107,258

Net appreciation	$(134,391)

RELIABILITY INCORPORATED

EMPLOYEE STOCK SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS - (Continued)

December 31, 2005

NOTE H - NON-MEMBER DIRECTED INVESTMENTS

Information about the significant components of the changes in net assets relating to Reliability Incorporated Common Stock Fund is as follows:

(Unaudited)
Employer contributions	$37,170
Inter-fund transfers	1,936
Net depreciation in fair value of common stock	(241,649)
Withdrawals and terminations	(17,019)

Net decrease	(219,562)
Net assets at beginning of the year	326,098
Net assets at end of the year	106,536

NOTE I - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31, (Unaudited)
	2005	2004
Net assets available for benefits per the financial statements	$2,097,165	$2,685,790
Less amounts allocated to withdrawing participants	—	—
Less amounts allocated to participants for contributions	—	—
Unallocated dividends	—	(46)

Net assets available for benefits per the Form 5500	$2,097,165	$2,685,744

RELIABILITY INCORPORATED

EMPLOYEE STOCK SAVINGS PLAN

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of the Plan has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

RELIABILITY INCORPORATED EMPLOYEE STOCK SAVINGS PLAN
By: Administrative Committee
(Plan Administrator)

/s/ James M. Harwell

Administrative Committee Member

Date: June 22, 2006